# PULASKI BANCORP, INC.

Springfield, New Jersey

PE
12-31-01

02031661



# 2 0 0 1

## ANNUAL REPORT

PULASKI BANCORP, INC. AND SUBSIDIARY
SELECTED FINANCIAL CONDITION AND OTHER DATA OF THE COMPANY

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| (In Thousands) | | | | | |
| Financial Condition data: | | | | | |
| Total amount of: | | | | | |
| Assets | $236,989 | $244,529 | $236,550 | $199,792 | $181,732 |
| Loans receivable, net | 146,925 | 152,287 | 134,522 | 100,894 | 102,212 |
| Securities available for sale | 6,704 | 6,327 | 5,906 | 5,642 | 5,367 |
| Mortgage-backed securities | 58,760 | 60,614 | 71,399 | 55,728 | 50,856 |
| Investment securities | 948 | 6,948 | 6,947 | 6,946 | 10,000 |
| Deposits | 198,443 | 189,333 | 169,008 | 174,808 | 153,227 |
| Advances and other borrowings | 11,000 | 29,000 | 42,000 | 455 | 5,636 |
| Stockholders' equity | 25,343 | 24,395 | 23,783 | 22,806 | 21,689 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| (In Thousands) | | | | | |
| Operating data: | | | | | |
| Interest income | $ 15,891 | $ 17,915 | $ 14,391 | $ 13,426 | $ 12,702 |
| Interest expense | 8,733 | 10,517 | 8,317 | 7,790 | 7,347 |
| Net interest income | 7,158 | 7,398 | 6,074 | 5,636 | 5,355 |
| Provision for loan losses | 53 | 91 | 113 | 114 | 168 |
| Non-interest income | 441 | 674 | 562 | 295 | 178 |
| Non-interest expenses | 5,941 | 4,965 | 4,600 | 4,160 | 3,571 |
| Income taxes | 601 | 1,120 | 738 | 626 | 673 |
| Net income | $ 1,004 | $ 1,896 | $ 1,185 | $ 1,031 | $ 1,121 |

| | At or For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 19 98 | 1997 |
| Selected Financial Ratios: | | | | | |
| Return on average assets | 0.42% | 0.79% | 0.55% | 0.54% | 0.64% |
| Return on average equity | 4.04% | 7.95% | 5.11% | 4.63% | 6.01% |
| Average equity/average assets | 10.45% | 9.88% | 10.85% | 11.69% | 10.64% |
| Interest rate spread | 2.68% | 2.73% | 2.49% | 2.59% | 2.80% |
| Net yield on average interest-earning assets | 3.11% | 3.18% | 2.94% | 3.08% | 3.18% |
| Non-interest expenses to average assets | 2.50% | 2.06% | 2.15% | 2.18% | 2.04% |
| Efficiency ratios | 79.65% | 64.91% | 69.32% | 70.14% | 64.55% |
| Equity/total assets | 10.69% | 9.98% | 10.05% | 11.41% | 11.93% |
| Capital ratios: | | | | | |
| Tangible | 10.47% | 9.81% | 9.67% | 11.41% | 11.93% |
| Core | 10.47% | 9.81% | 9.67% | 11.41% | 11.93% |
| Risk-based | 21.24% | 18.41% | 20.95% | 25.86% | 28.28% |
| Non-performing loans to total assets | 0.09% | 0.13% | 0.29% | 0.47% | 0.49% |
| Non-performing loans to total loans receivable | 0.13% | 0.18% | 0.43% | 0.80% | 0.79% |
| Non-performing assets to total assets | 0.09% | 0.13% | 0.31% | 0.53% | 0.53% |
| Allowance for loan losses to non-performing loans | 599.52% | 386.41% | 167.95% | 109.89% | 102.47% |
| Average interest-earning assets/average interest-bearing liabilities | 1.11x | 1.10x | 1.11x | 1.12x | 1.09x |
| Net interest income after provision for loan losses to non-interest expenses | 1.20x | 1.47x | 1.30x | 1.33x | 1.45x |

# PULASKI BANCORP, INC.

130 MOUNTAIN AVENUE
SPRINGFIELD, NEW JERSEY 07081 - 1783
TELEPHONE: (973) 564-9000
FAX: (973) 564-8505
www.pulaskisavingsbank.com


To Our Shareholders:

Net income for the year ended December 31, 2001, was $1.004 million as compared to $1.895 million for the year ended December 31, 2001, a decrease of $891,000 or 47%. Earnings per share for the year ended 2001 and 2000 were $.53 and $.98 respectively.

The year was one of transition for the Bank. The Federal Reserve reduced interest rates eleven times during the year. This presented a challenging interest rate environment that affected our earnings. Our liability funding at the beginning of the year relied on high rate promotional CD programs. The resultant decrease in rates by the Federal Reserve caused interest rate spread compression as our assets repriced at a faster rate than our liability structure. This adversely affected profitability during the first half of the year.

During the year, we also incurred a non-recurring pre-tax charge of $482,000 (after tax charge of $308,000) relating to the retirement of the Bank's former President and Chief Executive Officer.

A major focus this year was to reduce our overall cost of funds, which at the beginning of the year were 66 basis points above our peer group. We made significant progress during the year by transitioning the Bank from a high cost CD acquirer to one with a more modest cost of funds approach. At the end of the fourth quarter our cost of funds was 40 basis points less than our peer group, with our deposits growing by $9.1 million for a 5% increase. Our overall asset and liability strategy allowed us to reduce high cost borrowings by $18 million.

Our focus on service and competency to build value in customer relationships resulted in an increase in core deposits from 30% of deposits to 34%. By focusing on the retail deposit customer and growing our core checking, savings, and money market accounts, our bank has the best opportunity to fully serve our customers and enhance franchise value. The bank is now better positioned with a solid foundation for future growth.

We plan on opening a new branch in Old Bridge this year. This addition will enhance our presence in Middlesex County by enabling us to serve our customers through three branch offices. We view Middlesex County as an outstanding market to obtain deposits, witnessed by our recently opened branch in Milltown which experienced a 64% deposit growth rate in 2001.

On January 10, 2002 Pulaski Bancorp, Inc. and Kearny Financial Corp. entered into an Agreement and Plan of Merger whereby Pulaski Bancorp, Inc will merge with and into Kearny. Kearny Federal Savings Bank is a Federally chartered savings bank which is wholly owned by Kearny Financial Corp., a federally chartered mid-tier holding company and subsidiary of Kearny, MHC, a federally chartered mutual holding company. Pulaski Savings Bank is a federally chartered stock savings bank which is wholly owned by Pulaski Bancorp, Inc., which is a federally chartered mid-tier holding company and subsidiary of Pulaski Bancorp, MHC a federally chartered mutual holding company. Pursuant to the Agreement, the mutual holding company structure of Pulaski Bancorp, MHC will be eliminated and

Pulaski Bank will ultimately merge with and into Kearny Federal Savings Bank. The stockholders of Pulaski Bancorp, other than Pulaski Bancorp, MHC (the "Public Stockholders") will receive $32.90 in cash in exchange for each share of common stock.

The merger is subject to several conditions, including the receipt of regulatory approvals and the approval of the stockholders of Pulaski Bancorp, Inc. Kearny Federal Savings Bank will establish a Pulaski Advisory Board of Directors, which will include all the Directors of Pulaski Savings Bank. The depositors of Pulaski Savings Bank will become depositors of Kearny Federal savings bank and obtain liquidation rights and subscription rights in Kearny Federal. Pulaski Bancorp and its Directors intend to solicit proxies from Pulaski Bancorp stockholders in favor of the merger.

The events of the past year remind us that we live in troubled times and as a result have become more vigilant in our everyday lives. During 2001, we managed to navigate through a difficult economy and uncertain markets with their attendant risks thanks to the outstanding efforts of our employees, the dedication of the management team, and the support of the Board. We look to the future with optimism, confident in the knowledge that Kearny Federal will inherit a solid banking franchise with core competencies and progressive thinking personnel. The resulting institution should be one that is well positioned to take advantage of the abundant and expanding market opportunities for financial services.

In closing, on behalf of the Board of Directors and our dedicated employees, we would like to express our appreciation for the privilege of serving you for these many years.

Edward J. Mizerski
Chairman of the Board

John T. Robertson
President and Chief Executive Officer

# *PULASKI BANCORP, INC.*

## BOARD OF DIRECTORS



*Top row: Eugene J. Bogucki, M.D., Walter F. Rusak, Thomas Bentkowski, Anthony C. Majeski*
*Bottom row: John T. Robertson, Chairman Edward J. Mizerski, Vice Chairman Peter C. Pietrucha*

# PULASKI BANCORP, INC.

## EXECUTIVE MANAGEMENT



*Standing: Valerie Kaminski, Vice President, Secretary; Lee Wagstaff, CPA, Vice President, Chief Financial Officer; Patrick J. Paolella, Vice President*
*Sitting: John T. Robertson, President, Chief Executive Officer*

## PULASKI BANCORP, INC.
## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pulaski Bancorp, Inc. (the "Company"), is the stock holding company for Pulaski Savings Bank ("the Bank"). The Company is headquartered in Springfield, New Jersey and its principal business currently consists of the operations of the Bank. Pulaski Bancorp, M.H.C., a mutual holding company formed in connection with the Bank's conversion to stock form and reorganization into the holding company form of organization, which was consummated July 12, 1999, owns 58% of the Company's outstanding common stock at December 31, 2001. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's non-interest income and expense. The Bank's non-interest income consists primarily of fees and other service charges and trading account income. The Bank's non-interest expense principally consists of compensation and employee benefits, occupancy and equipment expenses, advertising, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact the Bank.

### Discussion of Forward-Looking Statements

When used or incorporated by reference in disclosure documents, the words "anticipate", "estimate", "expect", "project", "target", "goal" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. These forward-looking statements speak only as of the date of the document. The Company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

### Merger

On January 10, 2002, the Company announced that Kearny Financial Corp., Kearny, New Jersey ("Kearny") and the Company entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Company will merge with and into Kearny. Kearny Federal Savings Bank is a Federally chartered savings bank which is wholly-owned by Kearny a federally-chartered mid-tier holding company and subsidiary of Kearny, MHC, a federally-chartered mutual holding company. Pursuant to the Agreement, the mutual holding company structure of Pulaski Bancorp, M.H.C. will be eliminated and the Bank will ultimately merge with and into Kearny Federal Savings Bank. The stockholders of the Company other than Pulaski Bancorp, MHC will receive $32.90 in cash in exchange for each share of common stock.

The transaction is subject to several conditions, including the receipt of regulatory approvals and the approval of the stockholders of Pulaski Bancorp. Kearny Federal Savings Bank will establish a Pulaski Advisory Board of Directors, which will include all the directors of Pulaski Savings Bank. The depositors of Pulaski Savings Bank will become depositors of Kearny Federal Savings Bank and obtain liquidation rights and subscription rights in Kearny Federal.

# PULASKI BANCORP, INC.
# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## General

The Company's principal business is the ownership and operation of the Bank. The Bank's principal business has been and continues to be attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one-to-four family, owner occupied residential mortgage loans and construction loans. In addition, in times of low loan demand, the Bank will invest in mortgage-backed securities to supplement its lending portfolio. The Bank also invests, to a lesser extent, in multi-family residential mortgage loans, commercial real estate loans, home equity and second mortgage loans and consumer loans.

## Comparison of Financial Condition at December 31, 2001 and 2000

The Company's assets at December 31, 2001, totalled $237.0 million, which represents a decrease of $7.5 million or 3.1% as compared to $244.5 million at December 31, 2000, primarily due to decreases in loans receivable of $5.4 million and investment securities of $6.0 million, partially offset by an increase in cash and cash equivalent of $5.7 million.

Cash and cash equivalents increased $5.7 million or 58.8% to $15.4 million at December 31, 2001, from $9.7 million at December 31, 2000, primarily reflecting increases in interest-bearing deposits of $4.4 million and federal funds sold of $2.6 million.

Trading account securities at December 31, 2001, amounted to $775,000. The Company did not have trading account securities at December 31, 2000.

Securities available for sale increased $377,000 or 6.0% to $6.7 million at December 31, 2001, compared with $6.3 million at December 31, 2000. The increase during the year ended December 31, 2001, resulted primarily from purchases of securities available for sale of $338,000, along with a decrease of unrealized loss on such portfolio of $39,000. Investment securities held to maturity amounted to $948,000 and $6.9 million at December 31, 2001 and 2000, respectively. The decrease of $6.0 million or 86.4% during the year ended December 31, 2001 resulted from proceeds from calls of investment securities held to maturity of $9.0 million offset by purchases of such securities of $3.0 million.

Mortgage-backed securities held to maturity decreased $1.8 million or 3.0% to $58.8 million at December 31, 2001, as compared with $60.6 million at December 31, 2000. The decrease during the year ended December 31, 2001, resulted primarily from principal repayments of $16.0 million, offset by purchases of $14.2 million.

Net loans amounted to $146.9 million and $152.3 million at December 31, 2001 and 2000, respectively, which represents a decrease of $5.4 million or 3.5%. The decrease during the year ended December 31, 2001, resulted primarily from loan principal repayments exceeding loan originations and purchases.

Deposits at December 31, 2001, increased $9.1 million or 4.8% to $198.4 million when compared with $189.3 million at December 31, 2000.

**Comparison of Financial Condition at December 31, 2001 and 2000 (Cont'd.)**

At December 31, 2001 and 2000, borrowed money amounted to $11.0 million and $29.0 million, respectively, representing advances from Federal Home Loan Bank of New York ("FHLB"). The decrease during the year ended December 31, 2001 resulted from repayment of FHLB advances.

Stockholders' equity amounted to $25.3 million and $24.4 million at December 31, 2001 and 2000, respectively. During the years ended December 31, 2001 and 2000, cash dividends of $303,000 and $275,000, respectively, were paid on the Company's common stock. During the years ended December 31, 2001 and 2000, the Company repurchased 5,000 shares and 154,643 shares, respectively, of its common stock for $56,250 and $1.3 million, respectively, under a stock repurchase program.

**Comparison of Operating Results for The Years Ended December 31, 2001 and 2000**

GENERAL

Net income decreased by $892,000, or 47.0%, to $1.0 million during the year ended December 31, 2001, compared with $1.9 million for the year ended December 31, 2000. The decrease in net income during the 2001 period resulted from decreases in total interest income of $2.0 million and non-interest income of $233,000, along with an increase in non-interest expenses of $976,000, which more than offset decreases in total interest expense, provision for loan losses and income taxes of $1.8 million, $38,000 and $519,000, respectively.

INTEREST INCOME

Interest income on loans during the year ended December 31, 2001, decreased by $1.0 million, or 8.4%, to $11.1 million when compared to $12.1 million during 2000. The decrease during the 2001 period resulted from a decrease of $3.4 million or 2.3% in the average balance of loans outstanding from $145.8 million in 2000 to $142.4 million in 2001, along with a decrease of 52 basis points in the yield earned on the loan portfolio from 8.32% in 2000 to 7.80% in 2001.

Interest on mortgage-backed securities held to maturity decreased $917,000, or 20.5%, during the year ended December 31, 2001, to $3.6 million compared to $4.5 million for 2000. During the year ended December 31, 2001, the average balance of mortgage-backed securities outstanding decreased $4.6 million or 7.1% from $65.5 million in 2000 to $60.9 million in 2001, along with a decrease of 99 basis points from 6.83% in 2000 to 5.84% in 2001 in the yield earned on the mortgage-backed securities portfolio.

Interest earned on investment securities held to maturity and securities available for sale decreased by $247,000, or 29.5%, from $838,000 for the year ended December 31, 2000, to $591,000 for 2001. The decrease during 2001 resulted from a decrease of $2.2 million or 17.2% in the average balance of the portfolios, along with a decrease of 95 basis points in the yield earned on such portfolios from 6.43% in 2000 to 5.48% in 2001.

Comparison of Operating Results for The Years Ended December 31, 2001 and 2000 (Cont'd.)

Interest on other interest-earning assets increased $159,000, or 33.5%, to $633,000 during the year ended December 31, 2001, from $474,000 for 2000. Such increase was attributable to an increase of $7.9 million, or 95.7%, in the average balance of other interest-earning assets outstanding from $8.3 million in 2000 to $16.2 million in 2001, sufficient to offset a decrease of 182 basis points in the yield earned on other interest-earning assets from 5.73% in 2000 to 3.91% in 2001.

## INTEREST EXPENSE

Interest on deposits decreased $174,000, or 2.1%, to $7.9 million during the year ended December 31, 2001 from $8.1 million for 2000. The decrease during 2001 was attributable to a decrease of 49 basis points in the average cost of interest-bearing deposits from 4.66% for 2000 to 4.17% for 2001, partially offset by an increase of $16.1 million, or 9.2%, from $174.4 million in 2000 to $190.5 million in 2001 in the average balance of interest-bearing deposits outstanding. Interest on borrowed money amounted to $786,000 and $2.4 million during the years ended December 31, 2001 and 2000, respectively. The decrease during 2001 was attributable to a decrease of $21.0 million or 56.6% in the average borrowings outstanding, along with a decrease of 157 basis points in the cost of borrowings from 6.46% for 2000 to 4.89% for 2001.

## NET INTEREST INCOME

Net interest income for the year ended December 31, 2001, decreased $241,000 or 3.3%, to $7.2 million for 2001 from $7.4 million for 2000. The net interest rate spread decreased from 2.73% in 2000 to 2.68% in 2001 and the interest rate margin decreased from 3.18% in 2000 to 3.11% in 2001. The decrease primarily resulted from a 80 basis points decrease in the yield on interest-earning assets from 7.70% in 2000 to 6.90% in 2001 which more than offset a decrease of 74 basis points in the cost of average interest-bearing liabilities from 4.97% in 2000 to 4.23% in 2001.

## PROVISION FOR LOAN LOSSES

During the years ended December 31, 2001 and 2000, the Bank provided $53,000 and $91,000, respectively, for loan losses. The Bank maintains an allowance for loan losses based on management's evaluation of the risks inherent in its loan portfolio which gives due consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The allowance for loan losses amounted to $1.25 million at December 31, 2001, representing .79% of total loans and 599.5% of non-performing loans as compared to an allowance of $1.194 million at December 31, 2000, representing .69% of total loans and 386.4% of non-performing loans. The Bank monitors its loan portfolio and intends to continue to provide for loan losses based on its ongoing periodic review of the loan portfolio and general market conditions.

**Comparison of Operating Results for The Years Ended December 31, 2001 and 2000 (Cont'd.)**

## NON-INTEREST INCOME

Non-interest income decreased by $233,000 or 34.6% from $674,000 during the year ended December 31, 2000 to $441,000 for the year ended December 31, 2001. The decrease in non-interest income during 2001 resulted from a decrease in trading account income of $284,000, which was sufficient to offset increases in fees and service charges of $15,000 and miscellaneous income of $36,000.

During the years ended December 31, 2001 and 2000, the Bank purchased trading account securities of $26.1 million and $3.6 million, respectively, and proceeds from sales of such securities amounted $25.5 million and $6.9 million, respectively, resulting in realized gains on such sales of $126,000 and $286,000, respectively. Unrealized gains on trading account securities totalled $15,000 and $139,000 in 2001 and 2000, respectively.

## NON-INTEREST EXPENSES

Non-interest expenses increased $976,000, or 19.7%, to $5.9 million during the year ended December 31, 2001 compared to $5.0 million for the year ended December 31, 2000. Salaries and employee benefits, the major component of non-interest expenses, increased $536,000 or 18.1% during the year ended December 31, 2001, while directors' fees, occupancy, equipment, advertising and miscellaneous expenses increased by $53,000, $40,000, $28,000, $38,000 and $280,000, respectively. The increase in salaries and employee benefits was primarily a result of a non-recurring charge of $482,000 relating to the retirement of the Company's former President and Chief Executive Officer.

## INCOME TAXES

Income tax expense totaled $601,000 and $1.1 million during the years ended December 31, 2001 and 2000, respectively. The decrease in 2001 resulted primarily from a decrease in pre-tax income of $1.4 million. The effective income tax rates were 37.4% and 37.1% during the years ended December 31, 2001 and 2000, respectively.

**Liquidity and Capital Resources**

The Company's primary sources of funds are deposits, amortization and prepayments of loan and mortgage-backed securities principal, FHLB advances, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturities of investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition.

Liquidity and Capital Resources (Cont'd.)

The Bank is required to maintain sufficient liquidity to ensure its safe and sound operations by the Office of Thrift Supervision ("OTS") regulations. The Bank's liquidity averaged 21.5% during December, 2001. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payments of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives. In addition, the Bank invests its excess funds in federal funds and overnight deposits with the FHLB, which provides liquidity to meet lending requirements. Federal funds sold and interest-bearing deposits in other banks at December 31, 2001 and 2000, amounted to $12.5 million and $5.5 million, respectively.

The primary sources of investing activities are lending and investment in mortgage-backed securities. In addition to funding new loan production and the purchases of mortgage-backed securities through operations and financing activities, new loan production and the purchase of mortgage-backed securities were also funded by principal repayments on existing loans and mortgage-backed securities.

During the years ended December 31, 2001 and 2000, cash dividends paid on the Company's common stock amounted to $303,000 and $275,000, respectively. Pulaski Bancorp, M.H.C. waived its right to receive dividends. If Pulaski Bancorp, M.H.C. had not waived its right to receive dividends, the amount of such dividends, during the years ended December 31, 2001 and 2000, would have been $425,000 and $369,000, respectively.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-earning deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB, which provide an additional source of funds. At December 31, 2001 and 2000, borrowed money amounted to $11.0 million and $29.0 million, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 2001, the Bank has outstanding commitments to originate, fund or purchase loans of $26.9 million. Certificates of deposit scheduled to mature in one year or less, at December 31, 2001, totaled $110.3 million. Management believes that, based upon historical experience, a significant portion of such deposits will remain with the Bank.

At December 31, 2001, the Bank exceeded each of the three OTS capital requirements. The Bank's tangible, core and risk-based capital ratios were 10.47%, 10.47% and 21.24%, respectively, which is above the required levels of 1.5% for tangible capital, 4.0% for core capital and 8.0% for risk-based capital. The Bank qualifies as "well-capitalized" under the prompt corrective action regulations of the OTS.

# PULASKI BANCORP, INC.
# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**Impact of Inflation and Changing Prices**

The consolidated financial statements and the related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of the Bank and Company are monetary in nature. As a result, interest rates have a more significant impact on the performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

R

RADICS & CO., LLC

Established 1933

Certified Public Accountants & Consultants

To The Board of Directors
Pulaski Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Pulaski Bancorp, Inc. (the "Company") and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These auditing standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pulaski Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Radics + Co., LLC

January 22, 2002

55 US Highway 46 East, Post Office Box 676, Pine Brook, NJ 07058-0676
973-575-9696 Fax: 973-575-9695
Internet: www.radics.com

PULASKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

| Assets | Note(s) | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Cash and amounts due from depository institutions | | $ 2,916,854 | $ 4,193,914 |
| Interest-bearing deposits in other banks | | 7,992,395 | 3,546,318 |
| Federal funds sold | | 4,525,000 | 1,950,000 |
| Cash and cash equivalents | 1 and 17 | 15,434,249 | 9,690,232 |
| Term deposits | 4 and 17 | 99,000 | 99,000 |
| Trading account securities | 1 and 17 | 775,000 | – |
| Securities available for sale | 1, 5 and 17 | 6,703,670 | 6,326,981 |
| Investment securities held to maturity | 1, 6 and 17 | 947,835 | 6,947,582 |
| Mortgage-backed securities held to maturity | 1, 7 and 17 | 58,759,852 | 60,614,491 |
| Loans receivable | 1, 8 and 17 | 146,924,897 | 152,287,340 |
| Premises and equipment | 1 and 9 | 3,949,096 | 4,060,664 |
| Federal Home Loan Bank of New York stock, at cost | 12 | 1,488,700 | 2,350,000 |
| Interest receivable | 1, 10 and 17 | 982,045 | 1,437,088 |
| Other assets | 1, 14 and 15 | 925,118 | 715,747 |
| Total assets | | $236,989,462 | $244,529,125 |
| Liabilities and stockholders' equity | | | |
| Liabilities | | | |
| Deposits | 11 and 17 | $198,442,593 | $189,332,804 |
| Advances from Federal Home Loan Bank of New York | 12 and 17 | 11,000,000 | 29,000,000 |
| Advance payments by borrowers for taxes | | 922,878 | 958,747 |
| Other liabilities | 14 | 1,281,216 | 842,931 |
| Total liabilities | | 211,646,687 | 220,134,482 |
| Commitments and contingencies | 16 and 17 | – | – |
| Stockholders' equity | 1,3,13,14, 15 and 18 | | |
| Preferred stock; $.01 par value, 2,000,000 shares authorized; issued and outstanding - none | | | |
| Common stock; $.01 par value, 13,000,000 shares authorized, 2,108,088 shares issued 2001 and 2000; 1,920,845 shares (2001) and 1,925,845 (2000) outstanding | | 21,081 | 21,081 |
| Paid-in capital | | 9,829,231 | 9,805,369 |
| Retained earnings - substantially restricted | | 17,248,127 | 16,542,655 |
| Unearned Incentive Plan Award shares | | (142,238) | (276,350) |
| Unearned Employee Stock Ownership Plan shares | | – | (101,936) |
| Accumulated other comprehensive income - Unrealized (loss) on securities available for sale | | (12,000) | (51,000) |
| Treasury stock, at cost; 187,243 shares (2001) and 182,243 shares (2000) | | (1,601,426) | (1,545,176) |
| Total stockholders' equity | | 25,342,775 | 24,394,643 |
| Total liabilities and stockholders' equity | | $236,989,462 | $244,529,125 |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

| | Note(s) | Year Ended December 31, 2001 | 2000 |
|---|---|---|---|
| Interest income: | | | |
| Loans | 1 and 8 | $11,108,962 | $12,128,529 |
| Mortgage-backed securities held to maturity | 1 | 3,557,616 | 4,474,505 |
| Investment securities held to maturity | 1 | 252,993 | 448,605 |
| Securities available for sale | 1 | 337,689 | 389,530 |
| Other interest-earning assets | | 633,402 | 473,570 |
| Total interest income | | 15,890,662 | 17,914,739 |
| Interest expense: | | | |
| Deposits | 11 | 7,946,456 | 8,121,324 |
| Advances and other borrowed money | 12 | 786,348 | 2,395,552 |
| Total interest expense | | 8,732,804 | 10,516,876 |
| Net interest income | | 7,157,858 | 7,397,863 |
| Provision for loan losses | 1 and 8 | 53,333 | 91,000 |
| Net interest income after provision for loan losses | | 7,104,525 | 7,306,863 |
| Non-interest income: | | | |
| Fees and service charges | | 241,346 | 226,239 |
| Trading account income | 1 | 140,971 | 424,884 |
| Miscellaneous | | 58,612 | 22,575 |
| Total non-interest income | | 440,929 | 673,698 |
| Non-interest expenses: | | | |
| Salaries and employee benefits | 14 | 3,497,921 | 2,961,717 |
| Directors' fees | 1 | 235,912 | 183,398 |
| Net occupancy expense of premises | 1 | 597,465 | 557,218 |
| Equipment | 1 | 437,621 | 409,503 |
| Advertising | | 131,681 | 93,940 |
| Federal insurance premium | | 36,207 | 35,484 |
| Miscellaneous | | 1,003,477 | 722,959 |
| Total non-interest expenses | | 5,940,284 | 4,964,219 |
| Income before income taxes | | 1,605,170 | 3,016,342 |
| Income taxes | 1 and 15 | 600,993 | 1,120,375 |
| Net income | | $1,004,177 | $1,895,967 |
| Net income per common share: | 1 and 14 | | |
| Basic/diluted | | $0.53 | $0.98 |
| Dividends declared per common share | 18 | $0.38 | $0.33 |
| Weighted average number of common shares outstanding: | 1 and 14 | | |
| Basic/diluted | | 1,908,416 | 1,928,530 |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Net income | $ 1,004,177 | $ 1,895,967 |
| Other comprehensive income: | | |
| Unrealized holding gain on securities available for sale, net of income taxes | 39,000 | 1,480 |
| Comprehensive income | $ 1,043,177 | $ 1,897,447 |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common stock | Paid-in Capital | Retained Earnings | Unearned RRP Shares | Unearned ESOP Shares | Accumulated Other Comprehensive Loss | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Balance - December 31, 1999 | $21,081 | $9,833,349 | $14,912,410 | $(428,702) | $(278,439) | $ (52,480) | $ (224,331) | $ 23,782,888 |
| Net income for the year ending December 31, 2000 | – | – | 1,895,967 | – | – | – | – | 1,895,967 |
| Unrealized gain on securities available for sale, net of income taxes | – | – | – | – | – | 1,480 | – | 1,480 |
| Cash dividend | – | – | (275,410) | – | – | – | – | (275,410) |
| ESOP shares committed to to be released | – | (27,980) | 9,688 | – | 176,503 | – | – | 158,211 |
| Amortization of unearned RRP shares | – | – | – | 152,352 | – | – | – | 152,352 |
| Treasury stock, at cost | – | – | – | – | – | – | (1,320,845) | (1,320,845) |
| Balance - December 31, 2000 | 21,081 | 9,805,369 | 16,542,655 | (276,350 | (101,936) | (51,000) | (1,545,176) | 24,394,643 |
| Net income for the year ending December 31, 2001 | – | – | 1,004,177 | – | – | – | – | 1,004,177 |
| Unrealized gain on securities available for sale, net of income taxes | – | – | – | – | – | 39,000 | – | 39,000 |
| Cash dividend | – | – | (302,730) | – | – | – | – | (302,730) |
| ESOP shares committed to to be released | – | 23,862 | 4,025 | – | 101,936 | – | – | 129,823 |
| Amortization of unearned RRP shares | – | – | – | 134,112 | – | – | – | 134,112 |
| Treasury stock, at cost | – | – | – | – | – | – | (56,250) | (56,250) |
| Balance - December 31, 2001 | $ 21,081 | $9,829,231 | $17,248,127 | $(142,238) | $ – | $ (12,000) | $ (1,601,426) | $ 25,342,775 |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2001 | 2000 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 1,004,177 | $ 1,895,967 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Depreciation and amortization of premises and equipment | 289,795 | 265,058 |
| Loss on sale of equipment | 2,413 | – |
| Accretion of discounts and amortization of premiums, net | 36,312 | (29,143) |
| Accretion of deferred fees and discounts | (345,998) | (457,817) |
| Deferred income taxes | (148,117) | 16,017 |
| Provision for loan losses | 53,333 | 91,000 |
| Purchases of trading account securities | (26,145,838) | (3,635,942) |
| Proceeds from sales of trading account securities | 25,511,809 | 6,921,709 |
| Realized gain on sales of trading account securities | (126,298) | (285,979) |
| Unrealized gain on trading account securities | (14,673) | (138,905) |
| Gain on sale of real estate owned | – | (3,981) |
| Decrease (increase) in interest receivable | 455,043 | (219,032) |
| Increase in other assets | (61,254) | (149,791) |
| (Decrease) increase in interest payable on deposits | (1,332,386) | 857,865 |
| Increase in other liabilities | 468,301 | 2,410 |
| ESOP shares committed to be released | 129,823 | 158,211 |
| Amortization of cost of stock contributed to Incentive Plan | 134,112 | 152,352 |
| Net cash (used in) provided by operating activities | (89,446) | 5,439,999 |
| Cash flows from investing activities: | | |
| Proceeds from maturities of term deposits | – | 197,000 |
| Purchase of term deposits | – | (99,000) |
| Purchases of securities available for sale | (337,689) | (389,530) |
| Purchases of investment securities held to maturity | (3,000,000) | – |
| Proceeds from calls of investment securities held to maturity | 9,000,000 | – |
| Purchases of mortgage-backed securities held to maturity | (14,154,187) | – |
| Principal repayments on mortgage-backed securities held to maturity | 15,972,261 | 10,743,147 |
| Purchases of loans | (2,813,769) | (6,611,451) |
| Net change in loans receivable | 8,468,877 | (10,808,676) |
| Capitalized costs on real estate owned | – | (7,471) |
| Proceeds from sale of real estate owned | – | 82,879 |
| Proceeds from sale of equipment | 27,700 | – |
| Additions to premises and equipment | (238,356) | (287,834) |
| Purchase of (redemption) Federal Home Loan Bank New York stock | 861,300 | (250,000) |
| Net cash provided by (used in) investing activities | 13,786,137 | (7,430,936) |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Cash flows from financing activities: | | |
| Net increase in deposits | $10,442,175 | $19,467,289 |
| Net decrease in advances from Federal Home Loan Bank of New York | (18,000,000) | (13,000,000) |
| Net (decrease) increase in payments by borrowers for taxes | (35,869) | 39,516 |
| Cash dividends paid | (302,730) | (275,410) |
| Purchases of treasury stock | (56,250) | (1,320,845) |
| Net cash (used in) provided by financing activities | (7,952,674) | 4,910,550 |
| Net increase in cash and cash equivalents | 5,744,017 | 2,919,613 |
| Cash and cash equivalents–beginning | 9,690,232 | 6,770,619 |
| Cash and cash equivalents–ending | $15,434,249 | $9,690,232 |
| Supplemental information: | | |
| Cash paid during the year for: | | |
| Income taxes | $725,931 | $1,195,697 |
| Interest on deposits and borrowings | 10,112,057 | 9,623,981 |
| Transfer of loans receivable to real estate owned | – | 21,605 |
| Transfer of automobile in settlement of liability | 30,016 | – |

See notes to consolidated financial statements.

PULASKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of financial statement presentation

The consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America, include the accounts of Pulaski Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Pulaski Savings Bank (the "Bank"), a federally chartered stock institution. All significant intercompany accounts and transactions have been eliminated in the consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of consolidated financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions in the Bank's market area.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examinations.

### Business

The Company's primary business is the operation of the Bank. The Bank provides the usual products and services of banking such as deposits and mortgage, consumer and commercial loans. At December 31, 2001 and 2000, approximately 58% of the issued and outstanding stock of the Company is owned by Pulaski Bancorp, M.H.C., a mutual holding company.

### Cash and cash equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits with original maturities of three months or less, and federal funds sold. Generally, federal funds sold are sold for one-day periods.

### Investment and mortgage-backed securities

Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in the accumulated other comprehensive income component of stockholders' equity.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

### Investment and mortgage-backed securities (Cont'd.)

Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the consolidated statements of income.

### Loans receivable

Loans receivable is stated at unpaid principal balances less an allowance for loan losses and deferred loan fees and costs. Interest is calculated by use of the actuarial method. An allowance is established for the loss of uncollected interest on loans, other than passbook or certificate loans, which are more than ninety days delinquent as to principal or interest. Such interest ultimately collected is credited to income in the period of recovery.

Loan origination fees and certain direct loan origination costs are deferred and accreted, by use of the level-yield method, as an adjustment of yield over the contractual lives of the related loans.

### Allowance for loan losses

An allowance for loan losses is maintained at a level considered adequate to absorb loan losses. Management of the Bank, in determining the allowance for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and the establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, type and estimated fair value of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that adequate specific and general loan loss allowances are established, actual losses are dependent upon future events and, as such, further additions to the level of the allowance for loan losses may be necessary.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

### Allowance for loan losses (Cont'd.)

All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied first to interest receivable and then to principal.

### Concentration of risk

The Bank's lending activities are concentrated in loans secured by real estate located in the State of New Jersey.

### Premises and equipment

Premises and equipment are comprised of land, at cost, and buildings, building improvements, leasehold improvements and furnishings and equipment, at cost less accumulated depreciation and amortization. Depreciation and amortization charges are computed on the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Buildings and improvement | 10 to 40 years |
| Furnishings and equipment | 5 to 10 years |
| Leasehold improvements | Shorter of useful life or term of lease |

Significant renewals and betterments are charged to the premises and equipment account. Maintenance and repairs are charged to operations in the period incurred.

### Income taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are allocated based on the contribution of income to the consolidated income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the Company's tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

### Income taxes (Cont'd.)

Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which more likely than not will not be realized. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize all deferred tax assets. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

### Accounting for stock based compensation

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employees compensation plans. While all entities are encouraged to adopt the "fair value based method" of accounting for employee stock compensation plans, SFAS No. 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" specified in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk free interest rate over the expected life of the option. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock.

The Company has elected to account for stock-based compensation under APB 25 and the pro forma disclosures of net income and earnings per share required by SFAS No. 123 have been included in Note 14 to consolidated financial statements.

### Net income per common share

Basic net income per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP and the RRP. Diluted net income per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of potential common shares, if dilutive, calculated using the treasury stock method.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

### Net income per share (Cont'd.)

During the years ended December 31, 2001 and 2000, diluted net income per share did not differ from basic net income per share as there were no contracts or securities excercisable or which could be converted into common stock which had a dilutive effect. Stock options, unearned RRP shares and ESOP shares not committed to be released existed at December 31, 2001 and 2000.

### Interest rate risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to purchase securities and to make loans secured by real estate and, to a lesser extent, consumer loans. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's interest sensitive assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

### Reclassifications

Certain amounts as of and for the year ended December 31, 2000 have been reclassified to conform with the current year's presentation.

## 2. SUBSEQUENT EVENT

At January 10, 2002, the Company, the parent corporation of the Bank and Pulaski Bancorp, M.H.C., the Mutual Holding Company, who owns the majority of outstanding capital stock of the Company, entered into a merger agreement with Kearny Financial Corp. (Kearny Financial) the parent corporation of Kearny Federal Savings Bank and Kearny MHC, the parent company of Kearny Financial. At the date of merger, the Company's common stock held by public stockholders other than Pulaski Bancorp, M.H.C. will be purchased for $32.90 per share, in cash. The transaction is expected to close during the second or third quarter of 2002.

In the event the Company enters into a merger, acquisition, consolidation or other form of business combination agreement with another entity, the Company will be required to pay Kearny Financial an amount of $1.5 million in cash upon written demand by Kearny Financial. Merger related charges, which include but are not limited to professional fees for investment banking, legal and accounting, are expected to be $589,000.

Upon effective date of the merger, Pulaski's Employee Stock Ownership Plan (ESOP), Directors' Consultation and Retirement Plan, and Stock-Based Incentive Plan shall be terminated on such terms contained in the agreements. Upon termination, all participant accounts shall be considered fully vested and nonforefeitable, all remaining assets shall be allocated to the participants.

## 3. STOCK REPURCHASE

During the years ended December 31, 2001 and 2000, the Company repurchased, in the open market, 5,000 and 154,643 shares, respectively, of its outstanding common stock at an aggregate cost of $56,000 and $1,321,000, respectively. These repurchases are reflected as treasury stock in the consolidated statements of financial condition.

## 4. TERM DEPOSITS

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Amount | Weighted Average Rate | Amount | Weighted Average Rate |
| Due within one year | $99,000 | 6.77% | $ – | – |
| Due after one through two years | – | – | 99,000 | 6.77% |
| | $99,000 | 6.77% | $99,000 | 6.77% |

## 5. SECURITIES AVAILABLE FOR SALE

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | | Gross Unrealized | | Carrying |
| | Cost | Gains | Losses | Value |
| Equity securities: | | | | |
| Mutual Fund | $6,715,670 | $ – | $12,000 | $6,703,670 |

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | | Gross Unrealized | | Carrying |
| | Cost | Gains | Losses | Value |
| Equity securities: | | | | |
| Mutual Fund | $6,377,981 | $ – | $51,000 | $6,326,981 |

There were no sales of securities available for sale during the years ended December 31, 2001 and 2000.

PULASKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 6. INVESTMENT SECURITIES HELD TO MATURITY

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gain | Gross Unrealized Losses | Estimated Fair Value |
| Trust preferred maturing after twenty years | $ 947,835 | $ – | $47,835 | $ 900,000 |

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gain | Gross Unrealized Losses | Estimated Fair Value |
| U.S. Government Agencies securities: | | | | |
| Maturing after one year through five years | $1,000,000 | $ – | $ 4,790 | $ 995,210 |
| Maturing after five years through ten years | 5,000,000 | – | 50,380 | 4,949,620 |
| Trust preferred maturing after twenty years | 947,582 | – | 37,372 | 910,210 |
| | $6,947,582 | $ – | $92,542 | $6,855,040 |

There were no sales of investment securities held to maturity during the years ended December 31, 2001 and 2000.

## 7. MORTGAGE-BACKED SECURITIES HELD TO MATURITY

| | December 31, 2001 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Government National Mortgage Association | $12,744,939 | $151,256 | $ 957 | $12,895,238 |
| Federal National Mortgage Association | 14,829,305 | 63,561 | 20,656 | 14,872,210 |
| Federal Home Loan Mortgage Corporation | 6,621,431 | 25,279 | 5,845 | 6,640,865 |
| Collateralized mortgage obligations issued by U.S. Government Agencies | 24,345,110 | 48,995 | – | 24,394,105 |
| Small Business Administration | 219,067 | – | 3,539 | 215,528 |
| | $58,759,852 | $289,091 | $ 30,997 | $59,017,946 |

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | Carrying Value | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Government National Mortgage Association | $12,087,788 | $ 76,766 | $ 28,918 | $12,135,636 |
| Federal National Mortgage Association | 15,042,104 | 53,911 | 94,003 | 15,002,012 |
| Federal Home Loan Mortgage Corporation | 8,983,073 | 12,422 | 74,369 | 8,921,126 |
| Collateralized mortgage obligations issued by U.S. Government Agencies | 24,107,430 | 74,589 | – | 24,182,019 |
| Small Business Administration | 394,096 | – | 3,417 | 390,679 |
| | $60,614,491 | $217,688 | $200,707 | $60,631,472 |

7. MORTGAGE-BACKED SECURITIES HELD TO MATURITY (Cont'd.)

There were no sales of mortgage-backed securities held to maturity during the years ended December 31, 2001 and 2000. At December 31, 2001 and 2000, mortgage-backed securities held to maturity with carrying values of approximately $303,000 and $347,000, respectively, were pledged to secure public funds on deposit.

8. LOANS RECEIVABLE

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Real estate mortgage: | | |
| One-to-four family | $93,790,073 | $98,095,325 |
| Multi-family dwellings | 3,121,648 | 2,960,018 |
| Non-residential | 22,432,799 | 15,205,058 |
| VA guaranteed | 54,693 | 139,177 |
| FHA insured | 9,662 | 31,689 |
| | 119,408,875 | 116,431,267 |
| Real estate construction and land acquisition | 23,335,913 | 44,000,121 |
| Consumer: | | |
| Second mortgages | 8,810,988 | 7,718,376 |
| Equity lines of credit | 5,410,603 | 3,958,450 |
| Passbook or certificate | 150,222 | 198,243 |
| Cash reserve | 18,181 | 1,833 |
| Automobile | 114,971 | 43,562 |
| | 14,504,965 | 11,920,464 |
| Total loans | 157,249,753 | 172,351,852 |
| Less: Loans in process | 8,633,427 | 18,128,956 |
| Deferred loan fees, net | 444,096 | 741,556 |
| Allowance for loan losses | 1,247,333 | 1,194,000 |
| | 10,324,856 | 20,064,512 |
| | $146,924,897 | $152,287,340 |

## 8. LOANS RECEIVABLE (Cont'd.)

The Bank has entered into lending transactions, in the ordinary course of business, with executive officers and directors of the Company and Bank and to their associates on the same terms as those prevailing for comparable transactions with other borrowers. A summary of activity related to such loans is as follows:

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| | (In Thousands) | |
| Balance - beginning | $ 92 | $ 155 |
| New loans | – | 20 |
| Repayments | (8) | (83) |
| Balance - ending | $ 84 | $ 92 |

The following is an analysis of the allowance for loan losses:

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| Balance - beginning | $1,194,000 | $1,135,000 |
| Provision charged to operations | 53,333 | 91,000 |
| Loans charged off | – | (32,000) |
| Balance - ending | $1,247,333 | $1,194,000 |

Nonaccrual loans totalled $208,000 and $309,000 at December 31, 2001 and 2000, respectively. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The amount of additional interest income that would have been recognized on non-accrual loans if such loans had continued to perform in accordance with their contractual terms was $9,600 and $7,000 for the years ended December 31, 2001 and 2000, respectively.

Impaired loans and related amounts recorded in the allowance for loan losses are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Recorded investment in impaired loans: | | |
| With recorded allowances | $ 59,770 | $ 125,128 |
| Without recorded allowances | 208,056 | 380,932 |
| Total impaired loans | 267,826 | 506,060 |
| Related allowance for loan losses | 8,000 | 26,000 |
| Net impaired loans | $ 259,826 | $ 480,060 |

8. LOANS RECEIVABLE (Cont'd.)

The average recorded investment in impaired loans was $273,000 and $516,000 for the years ended December 31, 2001 and 2000, respectively. Interest income recognized on such loans totalled approximately $25,000 and $60,000 during the years ended December 31, 2001 and 2000, respectively, of which approximately $18,000 and $54,000 in 2001 and 2000, respectively, was recorded on the cash basis.

9. PREMISES AND EQUIPMENT

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Land | $613,561 | $613,561 |
| Buildings and improvements | 3,781,985 | 3,769,185 |
| Less accumulated depreciation | 1,286,852 | 1,157,067 |
| | 2,495,133 | 2,612,118 |
| Future office site | 407,050 | 272,493 |
| Leasehold improvements | 87,603 | 82,298 |
| Less accumulated amortization | 19,189 | 11,238 |
| | 68,414 | 71,060 |
| Furnishings and equipment | 1,318,754 | 1,300,316 |
| Less accumulated depreciation | 953,816 | 808,884 |
| | 364,938 | 491,432 |
| | $3,949,096 | $4,060,664 |

10. ACCRUED INTEREST RECEIVABLE

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Loans | $690,171 | $923,900 |
| Mortgage-backed securities held to maturity | 287,324 | 424,639 |
| Other interest-earning assets | 4,550 | 88,549 |
| | $982,045 | $1,437,088 |

## 11. DEPOSITS

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Weighted Average Rate | Amount | Weighted Average Rate | Amount |
| Demand accounts: | | | | |
| Non-interest-bearing | – % | $ 4,699,634 | – % | $ 3,889,586 |
| Interest-bearing | 0.91% | 33,429,051 | 3.20% | 28,953,278 |
| | 0.79% | 38,128,685 | 2.82% | 32,842,864 |
| Savings and club accounts | 2.33% | 31,864,855 | 2.36% | 23,964,205 |
| Certificates of deposit | 4.00% | 128,449,053 | 5.97% | 132,525,735 |
| | 3.11% | $198,442,593 | 4.96% | $189,332,804 |

The scheduled maturities of certificates of deposit are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| One year or less | $110,336,253 | $120,010,835 |
| After one to two years | 13,000,200 | 8,892,600 |
| After two to three years | 3,114,600 | 2,481,600 |
| After three years | 1,998,000 | 1,140,700 |
| | $128,449,053 | $132,525,735 |

At December 31, 2001 and 2000, certificates of deposits with a denomination of more than $100,000 amounted to approximately $20,180,000 and $15,408,000, respectively.

Interest expense on deposits consists of:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Demand accounts | $ 768,158 | $ 906,689 |
| Savings and club accounts | 601,221 | 590,470 |
| Certificates of deposit | 6,577,077 | 6,624,165 |
| | $ 7,946,456 | $ 8,121,324 |

## 12. BORROWED MONEY

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Weighted Average Rate | Amount | Weighted Average Rate | Amount |
| Advances from Federal Home Loan Bank maturing within one year | 1.98% | $4,000,000 | 6.67% | $17,000,000 |
| Securities sold under agreement to repurchase maturing within one year | 4.84% | 7,000,000 | 6.60% | 12,000,000 |
| | 3.80% | $11,000,000 | 6.62% | $29,000,000 |

The Bank has an overnight line of credit and companion commitment with FHLB subject to the terms and conditions of the lenders overnight advance program under which $23,466,000 and $24,310,800 was unused at December 31, 2001 and 2000, respectively. The advances are secured by mortgage-backed securities and a blanket assignment of qualifying mortgage loans.

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (Dollars in Thousands) | |
| FHLB borrowings: | | |
| Average balance outstanding during the year | $ 16,093 | $ 37,154 |
| Average interest rate during the year | 4.81% | 6.44% |
| Maximum balance outstanding at any month end | $ 27,000 | $ 39,900 |
| Mortgage-backed securities held to maturity underlying the agreements to repurchase at year end: | | |
| Mortgage-backed securities: | | |
| Carrying value | $ 8,065 | $ 24,107 |
| Estimated fair value | 8,083 | 24,182 |

## 13. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

## 13. REGULATORY CAPITAL (Cont'd.)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted total assets (as defined). The following tables present a reconciliation of capital per accounting principles generally accepted in the United States ("GAAP") and regulatory capital and information as to the Bank's capital levels at the dates presented:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (In Thousands) | |
| GAAP, core and tangible capital | $ 24,801 | $ 23,996 |
| Add: general valuation allowance | 1,234 | 1,168 |
| Total regulatory capital | $ 26,035 | $ 25,164 |

| | Actual | | Minimum Capital Requirements | | To Be Well Capitalized Under Prompt Corrective Actions Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2001 | (Dollars in Thousands) | | | | | |
| Total Capital (to risk-weighted assets) | $26,035 | 21.24% | $9,806 | 8.00% | $12,257 | 10.00% |
| Tier 1 Capital (to risk-weighted assets) | 24,801 | 20.23% | – | – | 7,354 | 6.00% |
| Core (Tier 1) Capital (to adjusted total assets) | 24,801 | 10.47% | 9,476 | 4.00% | 11,845 | 5.00% |
| Tangible Capital (to adjusted total assets) | 24,801 | 10.47% | 3,554 | 1.50% | – | – |

13. REGULATORY CAPITAL (Cont'd.)

| | Actual | | Minimum Capital Requirements | | To Be Well Capitalized Under Prompt Corrective Actions Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| December 31, 2000 | (Dollars in Thousands) | | | | | |
| Total Capital (to risk-weighted assets) | $25,164 | 18.41% | $10,935 | 8.00% | $13,669 | 10.00% |
| Tier 1 Capital (to risk-weighted assets) | 23,996 | 17.55% | – | – | 8,201 | 6.00% |
| Core (Tier 1) Capital (to adjusted total assets) | 23,996 | 9.81% | 9,781 | 4.00% | 12,226 | 5.00% |
| Tangible Capital (to adjusted total assets) | 23,996 | 9.81% | 3,668 | 1.50% | – | – |

As of March 12, 2001, the most recent notification from the Office of Thrift Supervision ("OTS"), the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

PULASKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 14. BENEFIT PLANS

### Retirement Plan

The Bank has a non-contributory pension plan covering all eligible employees. The plan is a defined benefit plan which provides benefits based on a participant's years of service and compensation. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes. The following table sets forth the plan's funded status:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Projected benefit obligation - beginning | $2,793,033 | $2,562,227 |
| Service cost | 136,141 | 121,059 |
| Interest cost | 177,252 | 176,132 |
| Actuarial loss | (66,086) | 147,501 |
| Settlements | (22,982) | (213,886) |
| Projected benefit obligation - ending | 3,017,358 | 2,793,033 |
| Plan assets at fair value - beginning | 2,385,151 | 2,289,096 |
| Actual return on plan assets | 141,661 | 119,848 |
| Contributions | 199,061 | 190,093 |
| Settlements | (22,982) | (213,886) |
| Plan assets at fair value - ending | 2,702,891 | 2,385,151 |
| Projected benefit obligation in excess of fair value | (314,467) | (407,882) |
| Unrealized net loss | 480,302 | 543,941 |
| Unrecognized transition obligation | 5,818 | 8,730 |
| Prepaid pension cost included in other assets | $ 171,653 | $ 144,789 |

PULASKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BENEFIT PLANS (Cont'd.)

The following table sets forth the components of net periodic pension cost:

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Net periodic pension cost include the following: | | |
| Service cost | $ 136,141 | $ 121,059 |
| Interest cost | 177,252 | 176,132 |
| Expected return on plan assets | (161,707) | (155,246) |
| Amortization of unrecognized net loss | 17,599 | 19,748 |
| Amortization of transition obligation | 2,912 | 2,912 |
| Cost included in salaries and employee benefits | $ 172,197 | $ 164,605 |

Assumptions used to develop the net periodic pension cost were:

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Discount rate | 6.5% | 6.5% |
| Expected long-term rate of return | 6.5% | 6.5% |
| Rate of increase in compensation levels | 4.0% | 4.0% |

Directors' Consultation and Retirement Plan ("DCRP")

The Bank has an unfunded retirement plan for non-employee directors. The benefits are payable based on term of service as a director. In the event of a merger, all directors become fully vested.

14. BENEFIT PLANS (Cont'd.)

The following table sets forth the DCRP's status and components of net periodic cost:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Projected benefit obligation - beginning | $ 425,807 | $ 377,576 |
| Service cost | 37,002 | 36,819 |
| Interest cost | 30,554 | 23,741 |
| Actuarial loss (gain) | 44,249 | (12,329) |
| Projected benefit obligation - ending | 537,612 | 425,807 |
| Plan assets at fair value | – | – |
| Projected benefit obligation in excess of fair value | (537,612) | (425,807) |
| Unrealized net loss (gain) | 121 | (44,128) |
| Unrecognized transition obligation | 172,797 | 190,076 |
| Accrued liability included in other liabilities | $ (364,694) | $ (279,859) |

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| Net periodic cost includes the following: | | |
| Service cost | $ 37,002 | $ 36,819 |
| Interest cost | 30,554 | 23,741 |
| Amortization of: | | |
| Transition cost | 17,279 | 17,279 |
| Unrealized gain | – | (19,008) |
| Cost included in directors' fees | $ 84,835 | $ 58,831 |

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| Assumptions used to develop the net periodic cost were: | | |
| Discount rate | 6.5% | 6.5% |
| Rate of increase in compensation levels | 4.0% | 4.0% |

## 14. BENEFIT PLANS (Cont'd.)

### Savings Plan

The Bank sponsors a Savings and Investment Plan (the "Savings Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for all eligible employees. Employees may elect to save up to 10% of their compensation. The Bank will match 25% of the first 6% of each employee's contribution. The Savings Plan expense amounted to approximately $17,000 and $18,000 for the years ended December 31, 2001 and 2000, respectively.

### ESOP

An ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. Contributions to the ESOP and shares released from the suspense account are allocated among the participants on the basis of compensation, as described by the ESOP, in the year of allocation.

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants in November 1993. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, compensation expense equal to the current market price of the shares is recorded, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $130,000 and $158,000 for the year ended December 31, 2001 and 2000, respectively.

The ESOP shares were as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Allocated shares | 67,364 | 62,609 |
| Shares released | 8,812 | 3,373 |
| Unreleased shares | – | 10,194 |
| Total ESOP shares | 76,176 | 76,176 |
| Fair value of unreleased shares | $ – | $ 97,480 |

### Stock-Based Incentive Plan

The Company has a Stock-Based Incentive Plan (the "Incentive Plan"), under which stock awards are granted for the benefit of directors, officers and key employees in the form of the Incentive Plan. These awards are exercisable at the rate of 20% per year over 5 years. In October 1997, 38,088 shares of Bank's common stock, having a market value of $761,760, were contributed to the Incentive Plan by the Bank from its authorized but unissued common stock. Expense of $134,000 and $152,000 related to the Incentive Plan was recorded during the years ended December 31, 2001 and 2000, respectively.

14. BENEFIT PLANS (Cont'd.)

Stock-Based Incentive Plan (Cont'd.)

Pursuant to the Incentive Plan, the Company granted stock options for the benefit of directors, officers, and other key employees. Options granted under the Incentive Plan are exercisable over a period not to exceed ten years from the date of grant. Under the Incentive Plan, the exercise price of each option equals the market price of the common stock on the date of grant.

Following is a summary of activity:

| | Number of Shares | Price Per Share |
|---|---|---|
| Balance - December 31, 1999 | 95,220 | $ 20.00 |
| Activity | – | – |
| Balance - December 31, 2000 | 95,220 | 20.00 |
| Forfeited | 11,427 | 20.00 |
| Balance - December 31, 2001 | 83,793 | 20.00 |

As permitted by SFAS No. 123, compensation cost for stock options granted has been recognized based on the intrinsic value method instead of the fair value based method. The weighted average fair value of options granted during 1997, all of which have exercise prices equal to the market price of the common stock as of the grant date, was estimated using the Black-Sholes option-pricing model. Such fair value and the assumptions used for estimating fair value are as follows:

| | |
|---|---|
| Weighted average grant–date fair value per share | $7.70 |
| Expected common stock dividend yield | 1.50% |
| Expected volatility | 30.71% |
| Expected option life | 7 years |
| Risk-free interest rate | 6.11% |

Had the fair value based method been used, net income for the years ended December 31, 2001 and 2000, would have decreased to approximately $922,000 and $1,802,000, respectively, and net income per share, both basic and diluted, would have been reduced to $0.48 and $0.93, respectively.

15. INCOME TAXES

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, the tax bad debt deduction must be either based on direct charge offs and/or calculated under the experience method. Retained earnings at December 31, 2001, included approximately $2.0 million of such bad debt, for which income taxes have not been provided. If such amount is used for purposes other than to absorb bad debts, including distributions in liquidation, it will be subject to income tax at the then current rate.

15. INCOME TAXES (Cont'd.)

The components of income taxes are summarized as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Current tax expense: | | |
| Federal income | $ 688,787 | $1,020,664 |
| State income | 60,323 | 83,694 |
| | 749,110 | 1,104,358 |
| Deferred tax (benefit) expense: | | |
| Federal income | (135,766) | 14,895 |
| State income | (12,351) | 1,122 |
| | (148,117) | 16,017 |
| | $ 600,993 | $1,120,375 |

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes.

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Federal income tax | $545,758 | $1,025,556 |
| Increases in taxes resulting from: | | |
| New Jersey savings institution tax, net of federal income tax effect | 31,662 | 55,979 |
| Other items, net | 23,573 | 38,840 |
| Effective income tax | $600,993 | $1,120,375 |

## 15. INCOME TAXES (Cont'd.)

The income tax effects of existing temporary differences that give rise to significant portions of net deferred income tax assets are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Deferred income tax assets: | | |
| Deferred loan fees | $ 16,219 | $ 67,167 |
| Deferred compensation | 218,783 | 74,749 |
| Reserve for uncollected interest | 2,649 | 3,898 |
| Benefit plans | 42,231 | 56,136 |
| Allowance for loan losses in excess of bad debt reserves | 354,458 | 295,518 |
| | 634,340 | 497,468 |
| Deferred income tax liabilities: | | |
| Depreciation | 70,052 | 81,296 |
| Deferred income tax assets, net, included in other assets | $ 564,288 | $ 416,172 |

## 16. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and purchase securities. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Bank had the following outstanding commitments:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Loan origination commitments expiring in three months or less | $7,014,100 | $4,413,600 |
| Loan participation purchase commitments | $4,463,000 | $4,111,000 |
| Unused home equity lines of credit | $6,741,000 | $4,866,000 |

16. COMMITMENTS AND CONTINGENCIES (Cont'd.)

At December 31, 2001, of the $7,014,100 in outstanding loan origination commitments, $1,510,600 were for construction loans with terms of one to two years with interest rates to float at 1.00% above the prime rate, $360,000 is for a land loan with a fixed rate of 8.00%, $2,646,000 were for fixed rate mortgage loans with interest rates ranging from 5.50% to 7.125%, and $2,497,500 were for second mortgages with interest rates ranging from 6.49% to 7.24%.

At December 31, 2001, the loan purchase participation of $4,463,000 represent commitments to purchase participation interests in loans where the interest rate will be set at the funding date based upon either the Federal Home Loan Bank of New York 15-year advance rate or the prime rate as published in the Wall Street Journal.

The undisbursed funds from approved lines of credit under a homeowners equity lending program, unless they are specifically cancelled by notice from the Bank, represent firm commitments available to the respective borrowers on demand. The interest rate charged for any month on funds disbursed under this program is from .25% below the prime rate to 1.75% above the prime rate.

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held may vary but primarily includes one-to-four family residential properties.

Rentals under long-term operating leases for certain branch offices amounted to approximately $195,000 and $145,000 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001, the minimum rental commitments under all non-cancellable leases with initial or remaining terms of more than one year were as follows:

| Year Ending December 31, | Minimum Rate |
|---|---|
| 2002 | $ 210,000 |
| 2003 | 218,000 |
| 2004 | 227,000 |
| 2005 | 237,000 |
| 2006 | 205,000 |
| Thereafter | 944,000 |
| | $2,041,000 |

The Bank had an outstanding commitment in the amount of $667,000 at December 31, 2001 to construct an office in Old Bridge, New Jersey.

## 16. COMMITMENTS AND CONTINGENCIES (Cont'd.)

The Company and Bank also have, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and Bank are parties to various litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on consolidated financial position or operations.

## 17. ESTIMATED FAIR VALUES OF CONSOLIDATED FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments.

### Cash and cash equivalents and accrued interest receivable

The carrying amounts for cash and cash equivalents and accrued interest receivable approximate fair value.

### Term deposits

The fair value of term deposits is estimated by discounting future cash flows, using rates which are currently available for term deposits of similar remaining maturities.

### Securities

The fair values for trading account securities and for investment and mortgage-backed securities available for sale and held to maturity, as well as commitments to purchase such securities, are based on quoted market prices or dealer prices, if available. If quoted market prices or dealer prices are not available, fair value is estimated using quoted market prices or dealer prices for similar securities.

### Loans receivable

The fair value of loans receivable is estimated by discounting future cash flows, using the current rates at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings.

### Deposits

For demand, savings and club accounts, fair value approximates the carrying amount reported in the financial statements. For fixed-maturity certificates of deposit, fair value is estimated by discounting future cash flows, using rates currently offered for deposits of similar remaining maturities.

### Borrowed money

The fair value of borrowed money is estimated by discounting future cash flows, using the current rates available for borrowings with similar remaining maturities.

## 17. ESTIMATED FAIR VALUES OF CONSOLIDATED FINANCIAL INSTRUMENTS (Cont'd.)

Commitments to extend credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The carrying amounts and estimated fair values of financial instruments are as follows (in thousands):

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Carrying Value | Estimated Fair Value | Carrying Value | Estimated Fair Value |
| Financial assets | | | | |
| Cash and cash equivalents | $ 15,434 | $ 15,434 | $ 9,690 | $ 9,690 |
| Term deposits | 99 | 99 | 99 | 99 |
| Trading account securities | 775 | 775 | – | – |
| Securities available for sale | 6,704 | 6,704 | 6,327 | 6,327 |
| Investment securities held to maturity | 948 | 900 | 6,948 | 6,855 |
| Mortgage-backed securities held to maturity | 58,760 | 59,018 | 60,614 | 60,631 |
| Loans receivable | 146,925 | 146,496 | 152,287 | 151,577 |
| Accrued interest receivable | 982 | 982 | 1,437 | 1,437 |
| Financial liabilities | | | | |
| Deposits | 198,443 | 199,842 | 189,333 | 189,414 |
| Borrowed money | 11,000 | 11,035 | 29,000 | 29,008 |
| Commitments | | | | |
| To originate or purchase loans | 11,477 | 11,477 | 8,525 | 8,525 |
| Unused lines of credit | 6,741 | 6,741 | 4,866 | 4,866 |

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

## 17. ESTIMATED FAIR VALUES OF CONSOLIDATED FINANCIAL INSTRUMENTS (Cont'd.)

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment and advance payments by borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

## 18. DIVIDENDS AND RESTRICTIONS THEREON

Pulaski Bancorp, M.H.C. waived its right to receive dividends declared by the Bank and the Company during the years ended December 31, 2001 and 2000. The OTS requires that retained earnings be restricted by the amount of such waived dividends. Such restricted amounts aggregated $1,744,000 and $1,319,000 at December 31, 2001 and 2000, respectively.

OTS regulations impose limitations upon all capital distributions by a savings institution including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulation, an application to and the prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (i.e., generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with OTS. If an application is not required, the institution must still provide prior notice to OTS of the capital distribution. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

## 19. PARENT ONLY FINANCIAL INFORMATION

The Company operates its wholly owned subsidiary, the Bank. The earnings of the Bank are recognized under the equity method of accounting.

Condensed statements of financial condition

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Cash and amounts due from financial institution | $ 562,571 | $ 299,605 |
| Investment in Pulaski Savings Bank | 24,801,044 | 23,995,647 |
| Loan receivable | – | 101,936 |
| Other assets | 51,109 | 20,213 |
| Total assets | $25,414,724 | $24,417,401 |
| **Liabilities and stockholders' equity** | | |
| Other liabilities | $ 71,949 | $ 22,758 |
| Stockholders' equity | 25,342,775 | 24,394,643 |
| Total liabilities and stockholders' equity | $25,414,724 | $24,417,401 |

Condensed statements of income

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 |
|---|---|---|
| Interest income | $ 9,419 | $ 29,007 |
| Equity earnings of subsidiary | 1,101,260 | 1,933,166 |
| | 1,110,679 | 1,962,173 |
| Non-interest expenses | 156,211 | 84,869 |
| Net income before income tax (benefit) | 954,468 | 1,877,304 |
| Income tax (benefit) | (49,709) | (18,663) |
| Net income | $ 1,004,177 | $ 1,895,967 |

## 19. PARENT ONLY FINANCIAL INFORMATION (Cont'd)

Condensed statements of cash flows

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| **Cash flows from operating activities** | | |
| Net income | $1,004,177 | $1,895,967 |
| Equity earnings of subsidiary | (1,101,260) | (1,933,166) |
| (Increase) in other assets | (30,896) | (6,958) |
| Increase (decrease) in other liabilities | 49,191 | (152,993) |
| Net cash (used in) operating activities | (78,788) | (197,150) |
| **Cash flows from investing activities** | | |
| Net decrease in loans receivable | 101,936 | 176,503 |
| Dividends from subsidiary | 598,798 | 1,130,000 |
| Net cash provided by investing activities | 700,734 | 1,306,503 |
| **Cash flows from financing activities** | | |
| Dividends paid | (302,730) | (275,410) |
| Purchases of treasury stock | (56,250) | (1,320,845) |
| Net cash (used in) financing activities | (358,980) | (1,596,255) |
| Net increase (decrease) in cash and cash equivalents | 262,966 | (486,902) |
| Cash and cash equivalents - beginning | 299,605 | 786,507 |
| Cash and cash equivalents - ending | $ 562,571 | $ 299,605 |

PULASKI BANCORP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 20. QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In thousands, except per share data) | | | |
| Interest income | $ 4,444 | $ 4,081 | $ 3,783 | $ 3,583 |
| Interest expense | 2,682 | 2,336 | 1,981 | 1,734 |
| Net interest income | 1,762 | 1,745 | 1,802 | 1,849 |
| Provision for loan losses | 25 | 25 | 3 | – |
| Non-interest income | 103 | 60 | 119 | 159 |
| Non-interest expense | 1,338 | 1,974 | 1,309 | 1,320 |
| Income taxes (benefit) | 194 | (66) | 223 | 250 |
| Net income (loss) | $ 308 | $ (128) | $ 386 | $ 438 |
| Basic and diluted net income (loss) per common share | $ 0.16 | $ (0.07) | $ 0.21 | $ 0.23 |

| | Year Ended December 31, 2000 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (In thousands, except per share data) | | | |
| Interest income | $4,114 | $4,425 | $4,639 | $4,737 |
| Interest expense | 2,362 | 2,539 | 2,784 | 2,832 |
| Net interest income | 1,752 | 1,886 | 1,855 | 1,905 |
| Provision for loan losses | 25 | 25 | 16 | 25 |
| Non-interest income | 281 | 163 | 99 | 131 |
| Non-interest expense | 1,262 | 1,227 | 1,201 | 1,275 |
| Income taxes | 280 | 296 | 270 | 274 |
| Net income | $466 | $501 | $467 | $462 |
| Basic and diluted net income per common share | $0.24 | $0.26 | $0.24 | $0.24 |

## 21. IMPACT OF NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations completed after June 30, 2001 and requires the use of the purchase method of accounting. SFAS No. 141 also establishes new criteria for determining whether intangible assets should be recognized separately from goodwill. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but rather will be tested for impairment on at least an annual basis. The Company will fully adopt SFAS No. 142 on January 1, 2002. The Company does not believe the adoption of SFAS No. 142 will have a material impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment of Disposal of Long-Lived Assets." This standard sets forth the accounting for the impairment of long-lived assets, whether they are held and used or are disposed of by sale or other means. It also broadens and modifies the presentation of discontinued operations. The standard will be effective for the Company's fiscal year 2002, although early adoption is permitted, and its provisions are generally to be applied prospectively. The Company does not believe SFAS No. 144 will have a material impact on its consolidated financial statements.

## Board of Directors

Edward J. Mizerski
Chairman of the Board and retired banker
Peter C. Pietrucha
Vice Chairman of the Board and attorney at law
Thomas Bentkowski
Former President and Chief Executive Officer
Eugene J. Bogucki, M.D.
Retired physician and surgeon
Anthony C. Majeski
Certified Public Accountant and retired banker
John T. Robertson
President and Chief Executive Officer
Walter F. Rusak
Retired school principal

## Officers

| | |
|---|---|
| John T. Robertson | President & CEO |
| Lee Wagstaff | Vice President, Treasurer & CFO |
| Valerie Kaminski | Vice President & Secretary |
| Patrick Paolella | Vice President |
| Richard Wagner | Vice President |
| Lynn Carnevale | Assistant Vice President |
| Rose Ricciardi | Assistant Vice President |
| Mary Webb | Assistant Vice President |
| Valerie Nabb | Assistant Secretary |
| Mona Cach | Assistant Treasurer |
| Robert Campbell | Assistant Treasurer |
| Marion Cottrell | Assistant Treasurer |
| Anna Fairfax | Assistant Treasurer |
| Rae Kee | Assistant Treasurer |
| Donna Queiroz | Assistant Treasurer |
| Kimberly Weichhan | Assistant Treasurer |
| Ruth Wozniewicz | Assistant Treasurer |
| E. Cynthia Wyres | Assistant Treasurer |

## Stockholder Inquiries

Patrick Paolella, Vice President
Pulaski Bancorp, Inc.
130 Mountain Avenue
Springfield, New Jersey 07081
(973) 564-9000

## Annual Report on Form 10-KSB

A copy of the Company's report on Form 10-KSB is available without charge by written request addressed as set forth under Stockholder Inquiries.

## Counsel

Alfred R. Kinney
2040 Millburn Avenue - Suite 101
Maplewood, New Jersey 07040

## Special Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

## Independent Auditors

Radics & Co., LLC
55 U.S. Highway 46 East
Pine Brook, New Jersey 07058

## Stock Transfer Agent

Registrar and Transfer Co.
10 Commerce Drive
Cranford, New Jersey 07016
(908) 497-2300

## Market Makers

Friedman, Billings, Ramsey & Co., Inc.

Ryan, Beck & Co., Inc.

Herzog, Heine, Geduld, Inc.

Spear, Leeds & Kellog

Knight Securities, L.P.

## Market For Common Stock and Related Matters

Pulaski Bancorp, Inc.'s common stock is presently quoted on the National Association of Securities Dealers automated quotations small cap market system under the symbol "PLSK". At March 15, 2002, 1,920,845 shares of the Company's outstanding common stock were held by approximately 628 persons or entities.

The following tables set forth for Pulaski Bancorp, Inc. the high and low closing sales prices and dividends paid per common shares for the periods indicted. Such prices do not necessarily reflect retail markups, markdowns or commissions.

| | Closing Prices | |
|---|---|---|
| Quarter Ended | High | Low |
| March 31, 2000 | $ 8.25 | $ 7.63 |
| June 30, 2000 | 8.25 | 7.13 |
| September 30, 2000 | 10.00 | 7.13 |
| December 31, 2000 | 10.00 | 8.13 |
| March 31, 2001 | 12.42 | 9.00 |
| June 30, 2001 | 18.05 | 11.10 |
| September 30, 2001 | 19.25 | 15.90 |
| December 31, 2001 | 26.40 | 16.65 |

| Quarter Ended | Dividends Paid |
|---|---|
| March 31, 2000 | $ 0.08 |
| June 30, 2000 | 0.08 |
| September 30, 2000 | 0.08 |
| December 31, 2000 | 0.09 |
| March 31, 2001 | 0.09 |
| June 30, 2001 | 0.09 |
| September 30, 2001 | 0.10 |
| December 31, 2001 | 0.10 |

Future dividend policy will be determined by the Board of Directors after giving consideration to the Company's financial condition, results of operations, tax status, economic conditions and other factors. The Board may also consider the payment of stock dividends from time to time, in addition to, or in lieu of cash dividends.

*Pulaski Bancorp, Inc.*
130 Mountain Avenue
Springfield, New Jersey 07081-1783